Filed Pursuant to Rule 433

Dated February 27, 2017

Registration Statement: No. 333-200939

The Charles Schwab Corporation

$650,000,000 3.200% SENIOR NOTES DUE 2027

(the “Notes”)

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware Corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2 / Stable, A / Stable, A / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	February 27, 2017

Settlement Date (T+3):	March 2, 2017

Interest Payment Dates:	March 2 and September 2, commencing on September 2, 2017

Interest Record Dates:	February 15 and August 18

Principal Amount:	$650,000,000

Maturity Date:	March 2, 2027

Benchmark Treasury:	2.250% due February 15, 2027

Benchmark Treasury Price / Yield:	98-30+ / 2.369%

Spread to Benchmark Treasury:	+85 bps

Yield to Maturity:	3.219%

Coupon:	3.200%

Public Offering Price:	99.839%

Gross Proceeds to CSC:	$648,953,500

Underwriting Discounts or Commissions per note paid by CSC:	0.650%

Aggregate Underwriting Discounts or Commissions paid by CSC:	$4,225,000

Net Proceeds to CSC (after underwriting discounts and commissions, but before deducting offering expenses):	$644,728,500

Optional Redemption:
Make-Whole Call:	On or after September 2, 2017 and prior to December 2, 2026, CSC may redeem some or all of the Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

Par-Call:	On or after December 2, 2026, CSC may redeem some or all of the Notes at any time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

CUSIP / ISIN:	808513 AQ8 / US808513AQ89

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Lloyds Securities Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

CAPITALIZATION—AS ADJUSTED

The following table sets forth the consolidated cash and cash equivalents and capitalization of the Issuer at December 31, 2016, as adjusted for the offering of $650 million of the Notes.

(In Millions)	(as Adjusted for the Offering)
Cash and cash equivalents	$11,471
Notes offered hereby (1)	$643
Total debt	$3,519
Total capitalization	$19,940

(1)	Represents the aggregate principal amount of the notes, reduced by the underwriting discount ($4,225,000), public offering price discount ($1,046,500) and our estimated offering expenses ($1,500,000).

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Goldman, Sachs & Co. toll free at (866) 471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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